FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 under

the Securities Exchange Act of 1934

For the month of October 2010	Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — N/A

Other Events

On October 4, 2010, AerCap Holdings N.V. announced that the Board of Directors has accepted that Klaus Heinemann, at reaching his retirement age of 60 in 2011, has chosen not to renew his contract and will retire as the Company’s CEO and a Member of the Board of Directors. The Board of Directors will propose at the Company’s 2011 Annual General Meeting of Shareholders (“AGM”) that Aengus Kelly, currently CEO of AerCap Inc. and responsible for AerCap’s operations in the Americas, be appointed as member of the Board of Directors. Following the appointment as Director by the AGM, the Board of Directors will appoint Aengus Kelly as the Company’s CEO. All changes are expected to be effective as per the date of the Company’s 2011 AGM scheduled to take place in May 2011.

Erwin den Dikken, previously CEO of AerCap Ireland Limited and Chief Legal Officer of AerCap Holdings N.V., has been promoted to Chief Operating Officer of AerCap Holdings N.V with effect from October 1, 2010.

Exhibits

99.1        AerCap Holdings N.V. Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Klaus Heinemann
Name:	Klaus Heinemann
Title:	Authorized Signatory

Date:  October 4, 2010

EXHIBIT INDEX

99.1                        AerCap Holdings N.V. Press Release.